EXHIBIT 99.2

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Kinross Gold Corporation (“Kinross”) 25 York Street, 17th Floor Toronto, Ontario M5J 2V5

2.	Date of Material Change

August 17, 2012

3.	News Release

A news release with respect to the material change referred to in this material change report was issued by Kinross on August 17, 2012 through the facilities of Marketwire and filed on the System for Electronic Document Analysis and Retrieval.

4.	Summary of Material Change

On August 17, 2012 Kinross announced that that it has arranged a new US$1.0 billion term loan.

5.	Full Description of Material Change

On August 17, 2012 Kinross announced that that it has arranged a new US$1.0 billion term loan. The three-year term loan will mature on August 10, 2015, and has no mandatory amortization payments.

Kinross also announced today that it has amended its unsecured revolving credit facility. The changes to the facility include an increase of available credit to US$1.5 billion from US$1.2 billion, and an extension of the term to August 10, 2017 from March 31, 2015. The improved terms and conditions reflect Kinross’s investment grade ratings, which were obtained after Kinross last refinanced the revolving credit facility on March 31, 2011.

Kinross intends to use the proceeds of the financings for general corporate purposes.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

No significant facts in this report remain confidential, and no information has been omitted from this report.

8.	Executive Officer

For further information, please contact Shelley M. Riley, Vice President, Office Services and Corporate Secretary, at (416) 365-5198.

9.	Date of Report

August 17, 2012